Form 51-102F3
Material Change Report

Item 1                    Name and Address of Company

The Flowr Corporation (“Flowr” or the “Company”)
461 King Street W., Floor 2
Toronto, Ontario
M5V 1K4

Item 2                    Date of Material Change

June 24, 2019

Item 3                    News Release

A news release in respect of the Acquisition (as defined below) was disseminated by Flowr over GlobeNewswire on June 24, 2019. A news release in respect of the Offering (as defined below) was disseminated by Flowr over GlobeNewswire on June 25, 2019.

Item 4                    Summary of Material Change

On June 24, 2019, Flowr entered into a definitive agreement (the “Agreement”) to acquire (the “Acquisition”) the remaining 80.2% interest in Holigen Holdings Limited (“Holigen”) by way of a share purchase. Flowr previously announced its intention to acquire 19.8% of Holigen. Upon the Closing (as defined below) of the Acquisition, Flowr expects to own 100% of the issued and outstanding shares of Holigen.

On June 24, 2019, Flowr commenced an underwritten public offering of common shares for approximately C$125,000,000 (the “Offering”). As part of the Offering, the Company expects to grant the underwriters an option to purchase an additional 15% of the number of common shares sold in the Offering at the offering price for 30 days following closing.

Item 5                    Full Description of Material Change

5.1	Full Description of Material Change

The Acquisition

On June 24, 2019, Flowr entered into the Agreement to acquire the remaining 80.2% interest in Holigen by way of a share purchase. Flowr previously announced its intention to acquire 19.8% of Holigen. Upon the Closing of the Acquisition, Flowr expects to own 100% of the issued and outstanding shares of Holigen. The Acquisition has been approved by the board of directors of each of Flowr and Holigen.

The purchase price for the Acquisition is expected to be satisfied by the issuance to DFT Trading Limited and Pleiades Trading Limited (the “Vendors”) of 32,632,545 Series 1 Voting Convertible Redeemable Preferred shares of the Company (the “Consideration Shares”), cash consideration in an amount equal to the Canadian dollar equivalent of €4,269,927.31 based on the Bank of Canada exchange rate on the business day prior to the closing date of the Acquisition (the “Closing”) and an amount equal to the Canadian dollar equivalent of certain amounts loaned by related parties to a Vendor to Holigen, up to a maximum amount of C$2,000,000 (collectively, the “Purchase Price”). In addition, Flowr has agreed to pay the aggregate amount of €1,378,106.53 to certain of Holigen’s creditors, subject to Closing. The Purchase Price is subject to adjustment based on the working capital of Holigen at Closing.

Pursuant to their terms (i) 10% of the Consideration Shares will automatically convert into common shares of Flowr (“Common Shares”) immediately after issuance on Closing; and (ii) 40% of the Consideration Shares will automatically convert into Common Shares six (6) months from the Closing, in each case on a 1:1 basis. The remaining 50% of the Consideration Shares will convert into Common Shares when and if Holigen achieves certain milestones related to the lodging of product applications and achieving certain planting targets in Australia and Portugal. Flowr has agreed to expend an aggregate of €17 million and AUD$11 million between closing and January 2020 in order to help Holigen achieve such planting targets. Except as provided by law, the holders of Consideration Shares are entitled to vote with the holders of outstanding Common Shares and in any such vote, each Consideration Share shall be entitled to a number of votes equal to the number of Common Shares into which such Consideration Share is convertible.

Pursuant to the Agreement, Flowr has agreed to appoint Pauric Duffy (the control person of DFT Trading Limited) to the board of directors of Flowr on Closing, subject to TSX Venture Exchange (the “TSX.V”) approval. Mr. Duffy and Peter Comerford (the control person of Pleiades Trading Limited) will be employed by the Company as Managing Director, Europe and Managing Director, Australia respectively. The Agreement contains customary representations, warranties and covenants of each of Flowr, the Vendors and certain guarantors of the Vendors, being DFT Holdings Limited (the parent of DFT Trading Limited), Pauric Duffy, Pleiades Holdings Limited (the parent of Pleiades Trading Limited) and Peter Comerford (collectively, the “Guarantors”).

In connection with the Acquisition, Mr. Duffy will indirectly receive, among other consideration, 26,160,060 Consideration Shares. As a result, Mr. Duffy will enter into a governance agreement with Flowr, whereby he will agree to certain customary standstill and transfer restrictions. The governance agreement also provides that until the earlier of the first business day on which Mr. Duffy beneficially owns shares of Flowr representing less than 13% of the then issued and outstanding Common Shares on a partially diluted basis, and (ii) the conversion or redemption of all of the Consideration Shares held by Mr. Duffy and his affiliates, the completion of certain transactions (as set out in the governance agreement) by the Company will require consent of Mr. Duffy (not to be unreasonably withheld). This consent right, however, will not restrict the board of directors of Flowr from exercising its fiduciary duties.

The financial advisor of Holigen will receive a transaction fee of C$750,000 (the “Transaction Fee”), contingent upon the closing of the Acquisition. Pursuant to the Agreement, the Company has agreed to pay the Transaction Fee if Closing occurs.

Closing is subject to, among other things, the TSX.V’s conditional approval of the listing of the Common Shares upon conversion of the Consideration Shares and the receipt of approval of Flowr’s shareholders (if required). If the Closing has not occurred on or before July 15, 2019 (which date may be extended by mutual agreement of the parties), and if such outside date has not been extended by the parties, Flowr or the Vendors may terminate the Agreement.

Each of Holigen and its subsidiaries, the Vendors and the Guarantors are arm’s length parties to Flowr.

The Offering

On June 24, 2019, the Company filed a preliminary short form base PREP prospectus (the “Preliminary Prospectus”) in each of the provinces of Canada, except Québec, in connection with an underwritten public offering of Common Shares for approximately C$125,000,000. Barclays Capital Canada Inc., BMO Nesbitt Burns Inc. and Credit Suisse Securities (Canada) Inc., as representatives for the underwriters, are acting as joint book-runners in connection with the Offering. As part of the Offering, the Company expects to grant the underwriters an option to purchase an additional 15% of the number of Common Shares sold in the Offering at the offering price for 30 days following closing.

The Offering is expected to be priced in the context of the market, with the final terms of the Offering to be determined at the time of pricing. The Common Shares are expected to be listed on the TSX.V and the NASDAQ Capital Market (the “NASDAQ”).

The Company intends to use the net proceeds from the Offering to fund, in part, the Acquisition, working capital required for the construction and development of Holigen’s and the Company’s cultivation and production facilities, and for general corporate purposes.

The Preliminary Prospectus was also filed with the United States Securities and Exchange Commission (the “SEC”) as part of a registration statement on Form F-10, in accordance with the Multijurisdictional Disclosure System established between Canada and the United States, but has not yet become effective.

This material change report shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

5.1	Disclosure for Restructuring Transactions

Not applicable.

Item 6                    Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7                    Omitted Information

Not applicable.

Item 8                    Executive Officer

Alexander Dann
Chief Financial Officer

877-356-9726

Item 9                    Date of Report

June 28, 2019.

Forward- Looking Information and Statements

This material change report contains “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States safe harbor laws regarding Flowr, Holigen and their respective businesses, which may include, but are not limited to: Flowr’s plans to consummate the Offering; the size of the Offering; the completion of the Offering; the over-allotment option granted to the underwriters in connection with the Offering; the pricing and final terms of the Offering; listing of the Common Shares on the TSX.V and NASDAQ; Flowr’s use of the net proceeds from the Offering; Flowr’s ownership interest in Holigen; the payment of consideration under the Agreement and payments to Holigen’s creditors; other statements about Acquisition and matters ancillary thereto, including the completion and timing of the Acquisition; conditions precedent to Acquisition being completed; the satisfaction of the lodging of product applications and the achievement of planting milestones in Portugal and Australia; the issuance of Consideration Shares and Common Shares; the employment of Mr. Duffy and Mr. Comerford; the appointment of Mr. Duffy to Flowr’s board of directors; commitments made by Flowr to expend certain resources; and the business, production and products of Flowr.

Often, but not always, forward-looking information can be identified by the use of words such as “potential”, “plans”, “is expected”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such information and statements are based on the current expectations of Flowr’s management and are based on assumptions and subject to risks and uncertainties. Although Flowr’s management believes that the assumptions underlying such information and statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this material change report may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Flowr, including risks relating to: the failure to complete the Offering; the failure to obtain TSX.V and/or NASDAQ approval; the construction and development of Holigen’s and the Company’s cultivation and production facilities; the failure to obtain regulatory approvals (including approval of the TSX.V); the failure to complete the transactions described herein, including as a result of certain conditions not being satisfied; risks relating to the use of Flowr’s or Holigen’s products; risks relating to the markets in which Flowr and Holigen operate and/or distribute their respective products; possible failure to realize the anticipated benefits of the transaction described herein; the reliance on information provided by Holigen about its business and plans, risks associated with operating in the markets in which Flowr and Holigen operate; the failure to receive licenses and/or construct Flowr’s and/or Holigen’s facilities and sites, Holigen’s license and/or product applications being delayed or not completed; adverse industry events; loss of markets; future legislative and regulatory developments in Canada, the United States and elsewhere; the cannabis industry in Canada generally; the ability of Flowr to implement its business strategies; general economic and stock market conditions; risks and uncertainties detailed from time to time in Flowr’s filings with the Canadian Securities Administrators; and many other factors beyond the control of Flowr.

Although Flowr has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information or statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking information or statement can be guaranteed. Except as required by applicable securities laws, forward-looking information and statements speak only as of the date on which they are made and Flowr undertakes no obligation to publicly update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise. When considering such forward-looking information and statements, readers should keep in mind the risk factors and other cautionary statements in Flowr’s Annual Information Form dated April 3, 2019 (the “AIF”) and filed with the applicable securities regulatory authorities in Canada and the United States. The risk factors and other factors noted in the AIF could cause actual events or results to differ materially from those described in any forward-looking information or statements, whether as a result of new information, future events, or otherwise.